August 22, 2024

Mohanraj Ramasamy
Chief Executive Officer
SRIVARU Holding Limited
2nd Floor, Regatta Office Park, West Bay Road
P.O. Box 10655
Grand Cayman, KY1-1006
Cayman Islands

       Re: SRIVARU Holding Limited
           Amendment No. 4 to Registration Statement on Form F-1
           Filed August 5, 2024
           File No. 333-279843
Dear Mohanraj Ramasamy:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 2, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1
General

1. Please confirm that each of the company and Maxim Group LLC did not use this Registration Statement on Form F-1 for the general solicitation of
Ionic Ventures,
       LLC, the equity line investor named in the Registration Statement. Refer to Securities Act
       Release No. 8828 (Aug. 3, 2007) and Securities Act Sections Compliance and Disclosure
       Interpretation 139.25.
 August 22, 2024
Page 2

       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Rajiv Khanna